UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 000-54293

ARABELLA EXPLORATION, INC.

(Translation of registrant's name into English)

500 W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Frm 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Arabella Exploration, Inc. (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

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ARABELLA EXPLORATION, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$548,259	$2,118,533
Accounts receivable – oil and gas sales	1,130,058	436,830
Prepaid expenses	221,109	23,077

Total current assets	1,899,426	2,578,440

Deposits	35,000	25,000
Property and equipment, net	452,333	-
Oil and gas properties, net, successful efforts method	27,111,242	13,249,367

Total assets	$29,498,001	$15,852,807

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$297,051	$84,691
Payable to affiliate companies	817,504	-
Notes payable to directors	1,300,000	-
Accrued joint interest billings payable	11,960,069	3,734,405

Total current liabilities	14,374,624	3,819,096

Note payable to officer	3,007,170	3,007,170
Deferred taxes	327,885	-
Asset retirement obligation	24,883	21,171

Total liabilities	17,734,562	6,847,437

Commitments and contingencies

Shareholders’ equity
Preferred shares, $0.001 par value, authorized 5,000,000 and none issued and outstanding	-	-
Ordinary shares, $0.001 par value, authorized 50,000,000 shares; 5,020,303 and 4,829,826 issued and outstanding	5,020	4,830
Additional paid-in-capital	10,628,527	8,488,970
Retained earnings	1,129,892	511,570

Total shareholders’ equity	11,763,439	9,005,370

Total liabilities and shareholders’ equity	$29,498,001	$15,852,807

The accompanying notes are an integral part of these consolidated financial statements

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ARABELLA EXPLORATION, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Oil and gas revenue	$976,373	$43,725	$1,762,197	$114,444
Other operating revenue – gain on sale of oil and gas properties	1,768,521	-	3,004,721	-

Total revenues	2,744,894	43,725	4,766,918	114,444

Costs and expenses:
Lease operating expenses	438,652	7,861	552,352	11,004
Ad valorem and production taxes	46,878	3,617	79,017	5,493
Depreciation, depletion and amortization	331,731	24,481	571,374	45,697
Accretion of asset retirement obligation	180	98	810	198
General and administrative expenses	1,295,961	4,991	2,601,085	5,036
General and administrative expenses
allocated from Arabella Petroleum Company, LLC	-	32,977	-	65,955
Total costs and expenses	2,113,402	74,025	3,804,638	133,383

Income (loss) from operations	631,492	(30,300)	962,280	(18,939)

Other income (expenses)
Interest expense, related party	(16,073)	-	(16,073)	-
Total other income (expense), net	(16,073)	-	(16,073)	-

Net income (loss) before taxes	615,419	(30,300)	946,207	(18,939)

Provision for income taxes	(215,417)	-	(327,885)	-

Net income (loss)	$400,002	$(30,300)	$618,322	$(18,939)

Net income (loss) per ordinary share:
Basic	$0.08	$(0.01)	$0.13	$(0.01)

Diluted	$0.07	$(0.01)	$0.10	$(0.01)

Weighted average ordinary shares outstanding:
Basic	4,838,199	3,125,000	4,834,035	3,125,000

Diluted	5,910,560	3,125,000	6,325,676	3,125,000

The accompanying notes are an integral part of these consolidated financial statements

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ARABELLA EXPLORATION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

	Ordinary	Shares	Paid – In	Retained
	Shares	Amount	Capital	Earnings	Total

Balance at December 31, 2013	4,829,826	$4,830	$8,488,970	$511,570	$9,005,370

Shares sold to officer	190,477	190	1,999,819	-	2,000,009

Stock-based compensation	-	-	139,738	-	139,738

Net income	-	-	-	618,322	618,322

Balance at June 30, 2014	5,020,303	$5,020	$10,628,527	$1,129,892	$11,763,439

The accompanying notes are an integral part of these consolidated financial statements

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ARABELLA EXPLORATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2014	2013
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$618,322	$(18,939)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	571,374	45,697
Accretion of asset retirement obligation	810	198
Stock-based compensation	139,738	-
Deferred taxes	327,885	-
Contribution for allocation of general and administrative expenses	-	65,955
Gain from sale of oil and gas properties	(3,004,721)	-
Changes in operating assets and liabilities:
Accounts receivable – oil and gas sales	(693,228)	(19,678)
Prepaid expenses	(198,032)	-
Deposits	(10,000)
Payable to affiliated companies	817,504	-
Accounts payable and accrued liabilities	212,360	(24,263)

Net cash provided by (used in) provided by operating activities	(1,217,988)	48,970

Cash flows from investing activities:
Additions to property and equipment	(495,049)	-
Additions to oil and gas properties	(8,529,034)	(71,009)
Proceeds from sale of oil and gas properties	5,371,788	-

Net cash used in investing activities	(3,652,295)	(71,009)

Cash flows from financing activities:
Proceeds from sale of ordinary shares	2,000,009	-
Proceeds from loans from directors	1,300,000	-
Proceeds from founder loans	-	22,000

Net cash provided by financing activities	3,300,009	22,000

Net decrease in cash and cash equivalents	(1,570,274)	(39)

Cash and cash equivalents at beginning of period	2,118,533	12,990

Cash and cash equivalents at end of period	$548,259	$12,951

Non-cash investing and financing activities:
Addition to oil and gas properties through increase in accrued joint interest billings payable	$8,225,664	$256,062

Addition to oil and gas properties through increase in payable to Arabella Petroleum Company LLC	$-	$6,415,364

The accompanying notes are an integral part of these consolidated financial statements

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ARABELLA EXPLORATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMNTS

(Unaudited)

1. Organization and Operations of the Company

Organization

Arabella Exploration, Inc. (formerly known as Lone Oak Acquisition Corporation) (the “Parent”) was incorporated in the Cayman Islands on June 17, 2010 as a blank check company whose objective was to acquire an operating business.  Parent’s wholly owned subsidiary Arabella Exploration, Limited Liability Company (“Arabella LLC”) was formed in 2011, to acquire interests in low risk prospective and producing oil and gas properties primarily in the Permian Basin in West Texas.  The Parent and Arabella LLC (collectively the “Company”) completed a reverse merger on December 24, 2013 as more fully described below in Note 2.

Nature of Business

The Company is an independent exploration and production company focused on the acquisition and development of unconventional oil and natural gas resources in the Permian Basin in West Texas. The Company owns acreage leases and participates in the drilling of oil and natural gas wells with other working interest partners. Due to the capital intensive nature of oil and natural gas drilling activities, the operating company responsible for conducting the drilling operations may request advance payments from the working interest partners for their share of the costs.

Basis of Presentation

These consolidated financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). They reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make the information presented not misleading. This Report of Foreign Private Issuer on Form 6-K should be read in conjunction with the Company’s most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed May 15, 2014, which contains a summary of the Company’s significant accounting policies and other disclosures.

2. Reverse Merger

Parent and Arabella LLC (the wholly owned subsidiary) entered into a reverse merger on December 24, 2013 where the Parent issued 3,125,00 ordinary shares to the holders of all of the issued and outstanding interests of Arabella LLC immediately prior to the time of the Acquisition in exchange for 100% of the units of Arabella LLC. With that exchange, the Company’s Chief Executive Officer Jason Hoisager owns the majority of the Company’s ordinary shares. In connection with the reverse merger, 1,705,002 of additional ordinary shares (“earnout shares”) will be awarded to certain individuals associated with Arabella LLC over the following three years if and when the Company achieves its earnout goals.

The merger was accounted for as a “reverse merger” and a recapitalization since the shareholders of Arabella LLC (i) owned a majority of the outstanding ordinary shares of the Company immediately following the completion of the transaction, and (ii) have the significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and Arabella LLC’s senior management dominates the management of the combined entity in following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB-ASC”) topic 805 Business Combinations. Accordingly, Arabella LLC is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Arabella LLC. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of Arabella LLC and are recorded at the historical cost basis of Arabella LLC. Parent’s assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of Arabella LLC after the merger.

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3. Recent Developments and Liquidity

The Company commenced oil and gas exploration activities in 2011 and had a working capital deficit of $12,475,198 as of June 30, 2014 largely consisting of accrued joint interest billings payable. The Company expects that it will need approximately $40 million to fund its operations during the next twelve months, which will include minimum annual property lease payments, well expenditures and operating costs and expenses.

On September 2, 2014 the Company sold the first $16,000,000 of Notes under its $45,000,000 Senior Secured Note Facility (See Note 13 – Subsequent Events). Future Sales of Notes are subject to certain funding conditions. The Company expects that the proceeds from the first and future sales of these Notes will sustain its base drilling operations for the next twelve months, assuming it meets the conditions for future Notes sales. There can be no assurance that the Company will meet these conditions. In the event that the Company accelerates its planned drilling schedule or does not meet the conditions for future notes sales it may require additional funding in 2015.

Additionally, in the event that the Company is able to redeem its initial public offering warrants as discussed in Note 9 – Shareholders Equity, the initial public offering warrants would likely be exercised resulting in the receipt of proceeds up to $20,532,500 to further sustain the Company’s operations. There can be no assurance that the Company will redeem the initial public offering warrants.

4. Summary of Significant Accounting Policies

Use of Estimates

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the consolidated financial statements are prepared. These estimates and assumptions affect the amounts the Company reports for assets and liabilities and the Company’s disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenue and expenses in the periods.

The Company evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods the Company considers reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. Any effects on the Company’s business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include estimates of proved oil and natural gas reserves and related present value estimates of future net cash flows therefrom, the carrying value of oil and natural gas properties, asset retirement obligations, the fair value determination of acquired assets and liabilities, stock-based compensation, depletion expenses and estimates of income taxes.

Property and Equipment

Property and equipment include leasehold improvements, furniture and fixtures, computer equipment and software and transportation equipment. These items are recorded at cost and are depreciated using the straight-line method based on lives of the individual assets ranging from one to seven years. During the three and six months ended June 30, 2014 and 2013, the Company recognized depreciation expense of $38,819 and $0 and $42,716 and $0, respectively.

8

Share-Based Compensation

The Company expenses director share-based payments under Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation, which requires compensation cost for the grant-date fair value of share-based payments to be recognized over the requisite service period. The Company estimates the grant-date fair value of the share-based awards issued in the form of options using the Black-Scholes option pricing model.

Earnings per Share

Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the periods presented. The calculation of diluted earnings per share does not include the potential dilutive impact of the 4,106,500 offering warrants outstanding during the periods presented since the exercise of the offering warrants is contingent upon the effectiveness of a registration statement to be filed with the SEC.  The calculation of diluted earnings per share does not include the potential dilutive impact of the Unit Purchase Option as it was not exercisable based on the Company’s average market share price.

The calculation of diluted earnings per share does include the dilutive impact of the 6,600,000 Insider Warrants as they were sold pursuant to an exemption from the registration requirements of the Securities Act. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2014 and 2013:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
Numerator for basic and diluted earnings per share:
Net income (loss)	$400,002	$(30,300)	$618,322	$(18,939)

Denominator:
Denominator for basic earnings per ordinary shares – weighted average shares outstanding	4,838,199	3,125,000	4,834,035	3,125,000
Effect of dilutive warrants	1,072,361	-	1,491,641	-
Denominator for diluted earnings per ordinary share – weighted average shares outstanding	5,910,560	3,125,000	6,325,676	3,125,000

Basic earnings per ordinary share	$0.08	$(0.01)	$0.13	$(0.01)
Diluted earnings per ordinary share	$0.07	$(0.01)	$0.10	$(0.01)

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued ASU No. 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

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5. Fair Value Measurements

In accordance with the FASB’s authoritative guidance on fair value measurements, the Company’s financial assets and liabilities are measured at fair value on a recurring basis. The Company recognizes its non-financial assets and liabilities, such as asset retirement obligations and proved oil and natural gas properties upon impairment, at fair value on a non-recurring basis.

As defined in the authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). To estimate fair value, the Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements) and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy are as follows:

Level 1  — Unadjusted quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2  — Pricing inputs, other than unadjusted quoted prices in active markets included in Level 1, are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3  — Pricing inputs are generally less observable from objective sources, requiring internally developed valuation methodologies that result in management’s best estimate of fair value.

Nonfinancial Assets and Liabilities

Asset retirement obligations. The carrying amount of the Company’s Asset Retirement Obligations, or ARO, in the Consolidated Balance Sheet at June 30, 2014 is $24,883 (see Note 7 — Asset Retirement Obligations). The Company determines the ARO by calculating the present value of estimated future cash flows related to the liability. Estimating the future ARO requires management to make estimates and judgments regarding timing and existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are numerous assumptions and judgments, including the ultimate costs, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. These assumptions represent Level 3 inputs. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the related asset.

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Impairment. The Company reviews its proved oil and natural gas properties on a field by field basis for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. The Company estimates the expected undiscounted future cash flows of its oil and natural gas properties and compares such amounts to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures and various discount rates commensurate with the risk and current market conditions associated with realizing the expected cash flows projected. These assumptions represent Level 3 inputs. No impairment charges on proved oil and natural gas properties were recorded for the six month periods ended June 30, 2014 or 2013.

6. Oil and Gas Properties

The following table sets forth the Company’s oil and gas properties:

	June 30, 2014	December 31, 2013
Proved oil and gas properties (1)	$23,209,940	$7,491,321
Less: Accumulated depreciation, depletion, amortization and impairment	(980,379)	(484,968)
Proved oil and gas properties, net	22,229,561	7,006,353
Unproved oil and gas properties	4,881,681	6,243,014
Total oil and gas properties, net	$27,111,242	$13,249,367

(1)	Included in the Company’s proved oil and gas properties are estimates of future asset retirement costs of $23,575 and $20,267 as of June 30, 2014 and December 31, 2013, respectively.

7. Asset Retirement Obligations

The following table reflects the changes in the Company’s ARO during the six months ended June 30, 2014 and the year ended December 31, 2013:

	June 30, 2014	December 31, 2013
Asset retirement obligation — beginning of period	$21,171	$2,963
Additions to ARO from new properties	6,030	17,545
Reduction due to sale of property	(3,128)	-
Accretion expense during period	810	663
Asset retirement obligation — end of period	$24,883	$21,171

 8. Notes Payable to Directors

On May 1, 2014 the Company received a loan from Hauser Holdings, LLC an affiliate of Richard Hauser, one of our directors.  The $800,000 loan is due August 31, 2014 and bears an interest rate of 10% per annum.

On June 10, 2014 the Company received a loan from BBS Capital Fund, LP an affiliate of Berke Bakay, one of our directors.  The $500,000 loan is due August 31, 2014 and bears an interest rate of 10% per annum.

On September 4, 2014 the Company repaid its loans from BBS Capital Fund, LP and Hauser Holdings, LLC with accrued interest for total repayment of $512,500 and $828,222, respectively.

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9. Note Payable to Officer

As of June 30, 2014, the Company’s note payable to officer is payable to Jason Hoisager, the founder of Arabella LLC, with an outstanding balance of $3,007,170. The founder is currently the Chief Executive Officer and President of the Company and is a director and significant shareholder of the Company. The note payable is non-interest bearing and matures in December of 2023.

10. Shareholders’ Equity

The Company is authorized to issue 50,000,000 ordinary shares and 5,000,000 preferred shares with a par value of $0.001 per share.

Ordinary Shares

On June 26, 2014 the Company’s Chief Executive Officer Jason Hoisager purchased 190,477 of the Company’s ordinary shares for $10.50 a share in a private subscription. The shares were new issue shares of the Company.

Preferred Shares

The Company is authorized to issue up to 5,000,000 preferred shares with a par value of $0.001 and the characteristics of the preferred shares will be determined by the Board of Directors of the Company from time to time.

Warrants

In connection with Parent’s initial public offering (the “Offering”) in March 2011, the Company issued 4,106,500 offering warrants, which entitles the holders to purchase ordinary shares at the price of $5.00 per share, commencing on the date of the business combination, if the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the initial public offering warrants and a current prospectus relating to such ordinary shares, and expiring three years from that date.  The Company may redeem the initial public offering warrants at a price of $0.01 per initial public offering warrant upon 30 days’ notice while the initial public offering warrants are exercisable, only when the last sale price of the ordinary shares is at least $10.50 per share for any 20 trading days within a 30 trading day period, provided that a current registration statement is in effect for the ordinary shares underlying the initial public offering warrants.  If not exercised, the initial public offering warrants expire on December 24, 2016.  If the Company redeems the initial public offering warrants, management of the Company will have the option to require any holder that wishes to exercise his initial public offering warrants to do so on a cashless basis.

Simultaneously with the Offering, certain of the shareholders purchased 6,600,000 insider warrants at the price of $0.35 per insider warrant (for an aggregate purchase price of $2,310,000) from the Company.  These insider warrants have the same terms as the 4,106,500 initial public offering warrants referred to in the preceding paragraph, except these insider warrants are not redeemable and the insider warrants are exercisable for cash or on a cashless basis.

Unit Purchase Option

In connection with the original ordinary share Offering, the Company issued unit purchase options to purchase an aggregate of 400,000 units at an exercise price of $8.80 per unit to its underwriters and designees of the underwriter.  Each unit consists of one ordinary share and one redeemable ordinary share purchase warrant, which contains a provision for cashless exercise and has the same terms as the 4,106,500 initial public offering warrants.

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Stock-based Compensation

On May 5, 2014 the Company granted each non-employee director 30,000 stock options to purchase its ordinary shares for joining the board and 20,000 stock options to purchase its ordinary shares for each year of service commencing from January 30, 2014. All, 50,000 stock options in aggregate, vest ratably over two years and expire five years from the grant date. The stock options have an exercise price of $6.15 per share, which represents the closing price of the Company’s ordinary shares the day prior to the grant. The grant date fair value of the options granted was determined to be approximately $558,950 using the Black-Scholes pricing model. Significant assumptions used in the valuation include an expected term of 3.5 years utilizing the “Simplified Method” as the Company does not have sufficient historical experience to estimate an expected term, an expected volatility of 49.0% based historical value and corresponding volatility of the Company’s peer group stock price for a period consistent with the stock option expected term, a risk free interest rate of 0.9% based on the a U.S. Treasury Note with a similar term to the expected term on the date of the grant, and an expected dividend yield of 0.0% as the Company does not expect to pay dividends in the near future. According to the terms of the option plan, vesting was retroactive to the beginning of service in January 2014; as such two quarters of vesting has been recorded during the three months ended June 30, 2014. Accordingly, aggregated stock-based compensation expense for the three and six months ended June 30, 2014 was $139,738 and $139,738, respectively. Unrecognized compensation expense as of June 30, 2014, relating to non-vested common stock options is approximately $419,212 and is expected to be recognized through the fourth quarter of 2015. At June 30, 2014, no options had been exercised and no options had been forfeited.

A summary of stock option activity for the six months ended June 30, 2014 is presented below:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2013	-	-
Granted	250,000	$6.15
Forfeited	-	-
Exercised	-	-
Outstanding at June 30, 2014	250,000	$6.15
Exercisable at June 30, 2014	62,500	$6.15

The weighted average remaining life of options outstanding at June 30, 2014 was 4.5 years.

11. Related Party Transactions

Mr. Jason Hoisager, the Company’s Chief Executive Officer, owns 100% of Arabella Petroleum Company LLC (“Petroleum”), which is the operating company for substantially all the wells that the Company has its working interest in.   As Petroleum drills and completes the wells, Petroleum bills the Company for its working ownership percentage of the capital costs.  After the completion of each well, Petroleum sells the oil and gas and provides the Company its working interest revenue, net of production taxes and charges for the lease operating expenses.

As of June 30, 2014 and December 31, 2013, the Company owed Petroleum $11,920,783 and $3,695,119, respectively, in joint interest billings to vendors for the well costs.  During the six months ended June 30, 2014, the Company paid Petroleum $5,855,814 in capital costs for the wells.  Petroleum is responsible for collecting the revenue from the purchasers and providing the Company its accounts receivable, which totaled $954,645 and $425,372 at June 30, 2014 and December 31, 2013, respectively.

During the period ended June 30, 2014 Petroleum advanced $780,753 to the Company for working capital purposes which is due upon demand and non-interest bearing.

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Petroleum also paid part of the general and administrative expenses for the companies during 2013 and allocated to Exploration $32,977 for the three months and $65,955 for the six months ended June 30, 2013, respectively. No such expenses were paid in 2014.

As of October 1, 2014, Petroleum has ceased to provide these services to the Company and AEX Operating, LLC, a wholly owned subsidiary of the Company, is the operator of record for the Company’s wells.

12. Other Operating Revenue – Gain on Sale of Oil and Gas Properties

During the second quarter of 2014, Arabella sold undeveloped leased acreage for $2,924,854 in cash and recognized a gain on the sale of the property of $1,722,123. Contingent conditions on the sale of the Weatherby acreage may result in an additional $78,300 of revenue.

During the first half of 2014, Arabella sold undeveloped leased acreage for $5,044,054 in cash and recognized a gain on the sale of the properties of $2,958,323. Contingent conditions on the sale of the Weatherby acreage may result in an additional $78,300 of revenue.

During the second quarter of 2014, Arabella sold developed, non-operated leased acreage for $327,734 in cash and recognized a gain on the sale of the properties of $46,398.

Total acreage sales resulted in $3,252,588 and $5,371,788 in cash and gains of $1,768,521 and $3,004,721 for the three and six months ended June 30, 2014, respectively.

13. Income Taxes

Prior to the reverse merger described in note 2, Parent and Arabella LLC were flow-through entities not subject to corporate level income taxes. Subsequent to the reverse merger, the Company is subject to Federal income taxes. In as much as its principal operations are currently limited to the state of Texas, any income or loss is not currently subject to state income taxes. The principal difference between tax reporting and financial reporting is the intangible drilling costs, which are expensed for income tax purposes but capitalized under generally accepted accounting purposes. The Company incurred $8,175,916 of such costs during the six months ended June 30, 2014. For the three and six months ended June 30, 2014 the Company’s effective tax rate approximated the federal statutory rate.

 14. Subsequent Events

On July 1, 2014 the Company sold an undeveloped leased acreage for approximately $293,333 in cash and recognized a gain on the sale of the property of approximately $79,935.

On September 2, 2014 the Company entered into a $45,000,000 Senior Secured Note Facility (the “Notes”) with a New York based investor (the “Investor”). The initial sale of $16,000,000 in Notes occurred on September 2, 2014 with further sales to be based upon reserve based performance hurdles. The Notes bear interest at an annual rate of 15%, of which six months was prepaid at close. The Notes are due one year from the issuance date and can be redeemed by the Company at any time without penalty. The Company paid a 3% origination fee to the Investor and a 5% cash commission to its advisors on the transaction. In conjunction with the sale of the Notes, the Company issued warrants to purchase 1,300,000 of the Company’s ordinary shares at a price of $5.00. The warrants expire in five years.

On September 4, 2014 the Company repaid its loans from BBS Capital Fund, LP and Hauser Holdings, LLC with accrued interest for total repayment of $512,500 and $828,222, respectively.

  On October 1, 2014 operations of the Company’s wells were transferred from Arabella Petroleum, LLC to AEX Operating, LLC, a wholly owned subsidiary of the Company.

  On October 8, 2014 the Company backed into a 0.5333% working interest in 6,166 gross, 5,505 net, acres held by Energen Resources Corporation in the Delaware Basin. The interest amounts to 33 gross and 29 net acres. There is currently one horizontal well producing on this project and one permitted well.

  On October 23, 2014 the Company backed into 1.371% working interest in 15,000 gross, 11,773 net, acres held by Brigham Resources Operating, LLC in the Delaware Basin. The interest amounts to 206 gross and 161 net acres. There are currently two vertical wells, one horizontal well and one extended reach horizontal well producing on this project.

  Between September 29, 2014 and November 7, 2014, over a series of five separate transactions, the Company acquired additional working interests in all of its producing wells, Locker State #1H (18.0%), Graham #1H (18.0%), Woods #1H (10.0%), Vastar State #1V (5.0%), Jackson #1H (7.1%) and Emily Bell #1H (1.5%), as well as the drilled, but yet to be completed, Woods #2H (4.5%) and the completed, but currently shut in, SM Prewitt #1H (18.0%). Additionally, it acquired an additional 18.0% of all of the remaining undrilled working interests in the SM Prewitt, Locker State and Graham leases, 16.5% of the undrilled Johnson 103 and 138 leases as well as 5.0% of all of the remaining undrilled working interests in the Woods, Vastar State, Jackson and Emily Bell leases. Across the five transactions, the Company will pay, in the aggregate, approximately $2.2 million and will issue 112,250 ordinary shares.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited consolidated financial statements and related footnotes thereto included in this report and in conjunction with the MD&A and the audited consolidated financial statements and related footnotes thereto included in our annual report on Form 20-F for the year ended December 31, 2013. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

Overview

We are an independent oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, long-life, onshore oil and natural gas reserves in the Delaware Basin in West Texas, which is a part of the Permian Basin. Our activities are primarily directed at the Avalon, Bone Springs, and Wolfcamp formations, which we refer to collectively as the Wolfbone play. We intend to grow our reserves and production through development drilling, exploitation and exploration activities on our multi-year inventory of identified potential drilling locations and through acquisitions that meet our strategic and financial objectives, targeting oil-weighted reserves. Substantially all of our revenues are generated through the sale of oil, natural gas liquids and natural gas production, though we do on occasion sell parcels of our land when the opportunity to generate profit presents itself. Our production was approximately 84% oil, no natural gas liquids and 16% natural gas for the three months ended June 30, 2014, and was approximately 85% oil, no natural gas liquids and 15% natural gas for the three months ended June 30, 2013. Our production was approximately 85% oil, no natural gas liquids and 15% natural gas for the six months ended June 30, 2014, and was approximately 83% oil, no natural gas liquids and 17% natural gas for the six months ended June 30, 2013. On June 30, 2014, our net acreage position in the Delaware Basin was approximately 4,232 net acres. On June 30, 2013, our net acreage position in the Delaware Basin was approximately 4,721 net acres.

On October 23, 2013, we entered into an Agreement and Plan of Merger and Reorganization to acquire Arabella Exploration, Limited Liability Company, a Texas limited liability company (the “Acquisition”). On December 24, 2013, we consummated the Acquisition with Arabella Exploration Limited Liability Company, as more fully described in our Annual Report on Form 20-F for the year ended December 31, 2013. On February 4, 2013, we changed our name from Lone Oak Acquisition Corporation to Arabella Exploration, Inc.

Highlights

When compared to the six months ended June 30, 2013, our revenue from oil and gas production rose 1,440% as we completed our second through seventh wells. Over the same period, our net income rose 3,365%, primarily because of the gain on the sale of leases in the amount of $3,004,721. The following factors contributed to our results from operations:

●	Our production increased in the period ended June 30, 2014 as we brought our Vastar State #1V, Jackson #1H and Emily Bell #1H wells online, and

●	The increase in production described above was partially offset due to our Graham #1H, Locker State #1H, Vastar State #1V and Jackson #1H all spending significant amounts of time in the first half of the year being reworked or put on gas lift. All four of these wells have resumed production. Our SM Prewitt #1H is currently awaiting similar rework and gas lift production.

●	On June 26, 2014 our Chief Executive Officer Jason Hoisager purchased 190,477 of our ordinary shares for $10.50 a share in a private transaction from us.

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Recent Events

 Between September 29, 2014 and November 7, 2014, over a series of five separate transactions, we acquired additional working interests in all of our producing wells, Locker State #1H (18.0%), Graham #1H (18.0%), Woods #1H (10.0%), Vastar State #1V (5.0%), Jackson #1H (7.1%) and Emily Bell #1H (1.5%), as well as the drilled, but yet to be completed, Woods #2H (4.5%) and the completed, but currently shut in, SM Prewitt #1H (18.0%). Additionally, we acquired an additional 18.0% of all of the remaining undrilled working interests in the SM Prewitt, Locker State and Graham leases, 16.5% of the undrilled Johnson 103 and 138 leases as well as 5.0% of all of the remaining undrilled working interests in the Woods, Vastar State, Jackson and Emily Bell leases. Across the five transactions, we will pay, in the aggregate, approximately $2.2 million and will issue 112,250 ordinary shares.

 On October 23, 2014 we backed into a 1.371% working interest in 15,000 gross, 11,773 net, acres held by Brigham Resources Operating, LLC in the Delaware Basin. Our interest amounts to 206 gross and 161 net acres. There are currently two vertical wells, one horizontal well and one extended reach horizontal well producing on this project.

 On October 8, 2014 we backed into a 0.5333% working interest in 6,166 gross, 5,505 net, acres held by Energen Resources Corporation in the Delaware Basin. Our interest amounts to 33 gross and 29 net acres. There is currently one horizontal well producing on this project and one permitted well.

 On October 1, 2014 we completed the transfer of operations of our wells from Arabella Petroleum, LLC to AEX Operating, LLC, our wholly owned subsidiary.

On September 9, 2014 George P. Bush and Malachi Boyuls resigned from our board in advance of the November 2014 elections. Mr. Bush is running for Land Commissioner in Texas.

On September 4, 2014 we repaid our loans from BBS Capital Fund, LP and Hauser Holdings, LLC with accrued interest for total repayment of $512,500 and $828,222, respectively.

On September 2, 2014 we entered into a $45,000,000 Senior Secured Note Facility (the “Notes”) with a New York based investor (the “Investor”). The initial sale of $16,000,000 in Notes occurred on September 2, 2014 with further sales to be based upon reserve based performance hurdles. The Notes bear interest at an annual rate of 15%, of which six months was prepaid at close The Notes are due one year from the issuance date and can be redeemed by us at any time without penalty. We paid a 3% origination fee to the Investor and a 5% cash commission to our advisors on the transaction. In conjunction with the sale of the Notes, we issued warrants to purchase 1,300,000 of our ordinary shares at a price of $5.00. The warrants expire on September 2, 2019.

On July 1, 2014 we sold a gross 160, net 107, acres in Reeves County – otherwise known as our Cannon lease. The Company purchased this acreage at $2,000/acre and was sold at $2,750/acre, receiving net proceeds from the sale of $293,333, with a gain of $79,935 for the Company.

Operating Results Overview

During the three months ended June 30, 2014, our average daily production was approximately 128.6 BOE, consisting of 108.7 Bbls/d of oil, 127.6 Mcf/d of natural gas and no natural gas liquids. This is a significant increase from the three months ended June 30, 2013, when our average daily production was approximately 5.8 BOE, consisting of 5.0 Bbls/d of oil, 5.4 Mcf/d of natural gas and no natural gas liquids.

During the six months ended June 30, 2014, our average daily production was approximately 114.2 BOE, consisting of 97.2 Bbls/d of oil, 102.1 Mcf/d of natural gas and no natural gas liquids. This is a significant increase from the six months ended June 30, 2013, when our average daily production was approximately 8.3 BOE, consisting of 6.9 Bbls/d of oil, 8.5 Mcf/d of natural gas and no natural gas liquids.

For the six month period ended June 30, 2014, we participated in 7 gross (2.58 net) operated wells in the Delaware Basin.

Sources of Our Revenue

Our revenues are derived from the sale of oil and natural gas, as well as the sale of natural gas liquids that are extracted from our natural gas during processing. For the three months ended June 30, 2014 and June 30, 2013, our revenues were derived 93% and 94%, respectively, from oil sales, 0% and 0%, respectively, from natural gas liquids sales and 7% and 6% respectively, from natural gas sales. For the six months ended June 30, 2014 and June 30, 2013, our revenues were derived 93% and 93%, respectively, from oil sales, 0% and 0%, respectively, from natural gas liquids sales and 7% and 7% respectively, from natural gas sales. Our revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices

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Results of Operations

The following table sets forth selected historical operating data for the three and six month periods indicated.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Revenues:
Oil and gas revenue	$976,373	$43,725	$1,762,197	$114,444
Other operating revenue – gain on sale of oil and gas properties	1,768,521	-	3,004,721	-
Total revenues	2,744,894	43,725	4,766,918	114,444
Costs and expenses:
Lease operating expenses	438,652	7,861	552,352	11,004
Ad valorem and production taxes	46,878	3,617	79,017	5,493
Depreciation, depletion and amortization	331,731	24,481	571,374	45,697
Accretion of asset retirement obligation	180	98	810	198
General and administrative expenses	1,295,961	4,991	2,601,085	5,036
General and administrative expenses allocated from Arabella Petroleum Company, LLC	-	32,977	-	65,955
Total costs and expenses	2,113,402	74,025	3,804,638	133,383

Income (loss) from operations	631,492	(30,300)	962,280	(18,939)

Other income (expenses)
Interest expense	(16,073)	-	(16,073)	-
Total other income (expense), net	(16,073)	-	(16,073)	-

Net income (loss) before taxes	615,419	(30,300)	946,207	(18,939)

Provision for income taxes	(215,417)	-	(327,885)	-

Net income (loss)	$400,002	$(30,300)	$618,322	$(18,939)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Production Data:
Oil (Bbls)	9,785.0	452.9	17,598.1	1,244.8
Natural gas (Mcf)	11,487.3	489.6	18,485.1	1,540.1
Combined volumes (BOE)	11,699.6	534.5	20,679.0	1,501.5
Daily combined volumes (BOE/d)	128.6	5.9	114.2	8.3
Average Prices:
Oil (per Bbl)	$93.10	90.29	$93.52	$85.38
Natural gas (per Mcf)	5.69	5.79	6.30	5.30
Combined (per BOE)	83.45	81.81	85.22	76.22
Average Costs (per BOE):
Lease operating expense	$37.49	14.71	$26.71	$7.33
Production taxes	4.01	6.77	3.82	3.66
Production taxes as a % of sales	4.8%	8.3%	4.5%	4.8%
Depreciation, depletion and amortization	$28.35	$45.80	$27.63	$30.43
General and administrative	104.80	71.03	125.78	47.28

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Three Months ended June 30, 2014 Compared to the Three Months ended June 30, 2013

Oil and Natural Gas Revenues. Our oil and natural gas revenues increased by $932,648, or 2,133%, to $976,373 for the three months ended June 30, 2014, as compared to $43,725 for the three months ended June 30, 2013. Our revenues are a function of oil and natural gas production volumes sold and average sales prices received for those volumes. The increase in revenues is due to increased sales of oil and natural gas due to the production from wells completed after the second quarter of 2013. The Topo Chico #4, Graham #1H, Locker State #1H and the Woods #1H all began production after the second quarter of 2013. During the first and second quarters of 2014 the Vastar State #1V, Jackson #1H and Emily Bell #1H began production. Production from these wells, combined with slightly higher prices for oil and natural gas, and the fact that we did not have meaningful production until after the second quarter of 2013, accounted for the increase in revenue.

Other Operating Revenue. Other operating revenue in the three months ended June 30, 2014 relates to oil and gas property sales. In the three months ended June 30, 2014, we sold three non-producing properties for $2,924,854, with a net profit of $1,722,123, and one non-operated, producing property for $327,734 with a net profit of $46,398. Contingent conditions on the sale of the Weatherby acreage may result in an additional $78,300 of revenue. We did not have any property sales in the three months ending June 30, 2013. Other operating revenue from the sale of oil and gas properties fluctuates due to market demand and preparation of the land. We do not expect property sales to be a focus of our business on a continuing basis but we will continue to consider property sales on a case by case basis when the opportunity for profits presents itself.

Lease Operating Expense. Lease operating expenses increased from $7,861 in the three months ended June 30, 2013 to $438,652 in the three months ended June, 2014. This increase is the direct result of new wells that were completed in second half of 2013 and the six months ended June 30, 2014 as described under revenues, above. Lease operating expenses can vary based upon conditions at the well site and well productivity and our experience in operating the newly completed producing wells in 2014 was better than in 2013.

Ad Valorem and Production Tax Expense. Ad valorem and production taxes as a percentage of oil and natural gas revenues increased for the three months ended June 30, 2014, as compared to the three months ended June 30, 2013. There was an overall increase in taxes due to the revenue increase discussed above. Ad valorem and production taxes are primarily based on the market value of our production at the wellhead and may vary across the different counties in which we operate.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased from $24,481 in the three months ended June 30, 2013 to $331,731 in the three months ended June 30, 2014. The increase is related to increased production from the new wells discussed under revenue, above.

General and Administrative. General and administrative expenses increased from $4,991 in the three months ended June 30, 2013 to $1,295,961 in the three months ended June 30, 2014. These expenses relate primarily to salaries and wages, investor relations costs and professional and consulting fees.  The increase is related to additional general and administrative costs relating to increased drilling and production activity, as well as increased legal, accounting and salary expenses, for the three months ended June 30, 2014, as compared to the three months ended June 30, 2013.

General and Administrative expenses allocated from Arabella Petroleum Company. There was no general and administrative expense allocated from Arabella Petroleum Company, which is owned and controlled by Jason Hoisager, our Chief Executive Officer and a Director, in the three months ended June 30, 2014, down from $32,977 in the three months ended June 30, 2013. These fees were based upon a cost sharing arrangement with Arabella Petroleum Company which was in place in 2013 but not in 2014.

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Six Months ended June 30, 2014 Compared to the Six Months ended June 30, 2013

Oil and Natural Gas Revenues. Our oil and natural gas revenues increased by $1,647,753, or 1,440%, to $1,762,197 for the six months ended June 30, 2014, as compared to $114,444 for the six months ended June 30, 2013. Our revenues are a function of oil and natural gas production volumes sold and average sales prices received for those volumes. The increase in revenues is due to increased sales of oil and natural gas due to the production from wells completed after the second quarter of 2013. The Topo Chico #4, Graham #1H, Locker State #1H and the Woods #1H began production after the second quarter of 2013. During the first and second quarter 2014 the Vastar State #1V, Jackson #1H and Emily Bell #1H began production. Production from these wells, combined with slightly higher prices for oil and natural gas and the fact that we did not have meaningful production until after the second quarter of 2013, accounted for the increase in revenue.

Other Operating Revenue. Other operating revenue in the six months ended June 30, 2014 relates to oil and gas property sales. In the six months ended June 30, 2014, we sold four non-producing properties for $5,044,054 with a net profit of $2,958,323 and one non-operated, producing property for $327,734 with a net profit of $46,398. Contingent conditions on the sale of the Weatherby acreage may result in an additional $78,300 of revenue. We did not have any property sales in the six months ending June 30, 2013. Other operating revenue from the sale of oil and gas properties fluctuates due to market demand and preparation of the land. We do not expect property sales to be a focus of our business on a continuing basis but we will continue to consider property sales on a case by case basis when the opportunity for profits presents itself.

Lease Operating Expense. Lease operating expenses increased from $11,004 in the six months ended June 30, 2013 to $552,352 in the six months ended June, 2014. This increase is the direct result of new wells that were completed in second half of 2013 and the six months ended June 30, 2014 as described under revenues, above. Lease operating expenses can vary based upon conditions at the well site and well productivity and our experience in operating the newly completed producing wells in 2014 was better than in 2013.

Ad Valorem and Production Tax Expense. Ad valorem and production taxes as a percentage of oil and natural gas revenues for the six months ended June 30, 2014, are similar to the six months ended June 30, 2013. There was an overall increase in taxes due to the revenue increase discussed above. Ad valorem and production taxes are primarily based on the market value of our production at the wellhead and may vary across the different counties in which we operate.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased from $45,697 in the six months ended June 30, 2013 to $571,374 in the six months ended June 30, 2014. The increase is related to increased production from the new wells discussed under revenue, above.

General and Administrative. General and administrative expenses increased from $5,036 in the six months ended June 30, 2013 to $2,601,085 in the six months ended June 30, 2014. These expenses relate primarily to salaries and wages, investor relations costs and professional and consulting fees.  The increase is related to additional general and administrative costs relating to increased drilling and production activity, as well as increased legal, accounting and salary expenses, for the six months ended June 30, 2014, as compared to the six months ended June 30, 2013.

General and Administrative expenses allocated from Arabella Petroleum Company. There was no general and administrative expense allocated from Arabella Petroleum Company, which is owned and controlled by Jason Hoisager in the six months ended June 30, 2014 down from $65,955 in the six months ended June 30, 2013. These fees were based upon a cost sharing arrangement with Arabella Petroleum Company which was in place in 2013 but not in 2014.

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Liquidity and Capital Resources

For the six months ended June 30, 2014, our primary source of liquidity has been a substantial increase in oil and gas sales revenue and the sales of certain properties as well as equity contributions from the Acquisition and equity and loans from our founder Jason Hoisager as well as loans from Hauser Holdings, LLC and BBS Capital Fund, LP, affiliates of two of our directors. Going forward, a major source of liquidity will be the Senior Secured Note Facility entered into on September 2, 2014 in addition to oil and gas revenue. Our primary uses of capital have been the acquisition, development and exploration of oil and natural gas properties. As we pursue reserves and production growth, we regularly consider which capital resources, including equity and debt financings, are available to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. Our future ability to grow proved reserves and production will be highly dependent on the capital resources available to us.

Liquidity and cash flow

We commenced oil and gas exploration activities in 2011 and had a working capital deficit of $12,475,198 as of June 30, 2014 largely consisting of accrued joint interest billings payable. Our net cash flow for the six months ended June 30, 2014 was a decrease of $1,570,274, the components of which are described below. Our cash flow for the six months ended June 30, 2013 was a decrease of $39. We expect that we will need approximately $40 million to fund our operations during the next twelve months (which we expect to be funded in large part by the Senior Secured Note Facility), which will include minimum annual property lease payments, well expenditures and operating costs and expenses.

On September 2, 2014 we sold the first $16,000,000 of Notes under its $45,000,000 Senior Secured Note Facility. Future sales of Notes are subject to certain funding conditions. We expect that the proceeds from the first and future sales of these Notes will sustain its base drilling operations for the next twelve months, assuming we meet the conditions for future Notes sales. There can be no assurance that we will meet these conditions. In the event that we accelerate our planned drilling schedule or do not meet the conditions for future note sales we may require additional funding in 2015.

Additionally, in the event we are able to redeem our offering warrants, they would likely be exercised resulting in the receipt of proceeds up to $20,532,500. There can be no assurance we will redeem the offering warrants.

Operating Activities

Net cash used in operating activities was $1,217,988 for the six months ended June 30, 2014, as compared to net cash provided by operating activities of $48,970 for the six months ended June 30, 2013. The decrease in operating cash flows is largely a result of the loss from operations in the 2014 period, excluding the $3,004,721 in gains related to sales of undeveloped and developed oil and gas properties in the six months ended June 30, 2014.

Investing Activities

The purchase and development of oil and natural gas properties accounted for the majority of our cash outlays for investing activities. We used net cash for investing activities of $3,652,295 and $71,009 for the six months ended June 30, 2014 and June 30, 2013, respectively. During the six months ended June 30, 2014 we received proceeds of $5,371,788 from sales of oil and gas properties. We used cash for investing in oil and natural gas properties in the amounts of $8,529,034 and $71,009 for the six months ended June 30, 2014 and June 30, 2013, respectively.  We used cash for investing in property and equipment in the amounts of $495,049 and $0 for the six months ended June 30, 2014 and June 30, 2013, respectively.

Financing Activities

During the six months ended June 30, 2014 we received $1,300,000 in loans from affiliates of two of our directors.

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On June 26, 2014 our Chief Executive Officer Jason Hoisager purchased 190,477 of our ordinary shares for $10.50 a share in a private transaction from us.

Senior Secured Note Facility

On September 2, 2014 we entered into a $45,000,000 Senior Secured Note Facility (the “Notes”) with a New York based investor (the “Investor”). The initial sale of $16,000,000 in Notes occurred on September 2, 2014 with further sales to be based upon reserve based performance hurdles. The Notes bear interest at an annual rate of 15%, of which six months was prepaid at close. The Notes are due one year from the issuance date and can be redeemed by us at any time without penalty. We paid a 3% origination fee to the Investor and a 5% cash commission to our advisors on the transaction. In conjunction with the sale of the Notes, we issued warrants to purchase 1,300,000 of our ordinary shares at a price of $5.00 per share. The warrants expire on September 2, 2019.

Within sixty (60) days of the first sale of the Notes we can submit to the Investor a revised engineering report. If that report demonstrates that we have increased the PV10 value of our proved, developed, producing (“PDP”) reserves by at least $6,000,000 to an aggregate of over $21,500,000, the Investor will purchase an additional $5,000,000 in Notes.

Within ninety (90) days of the first sale (or less if mutually agreed upon) we can submit further reserve reports to the Investor, and if, in their discretion, the PV10 of our PDP has increased from the most recently submitted previous reserve report, they will acquire additional Notes in principal amounts on a dollar-for-dollar basis equal to said increase. The maximum amount of the Notes shall be $45,000,000 of total commitment and successive sales under this process shall be at least $500,000 unless a lesser amount would constitute the entire remaining availability.

The Notes are the senior secured obligations of the Company and, with certain exceptions, are secured by first lien positions on all of the Company’s assets and property.

Capital Requirements and Sources of Liquidity

We currently expect to drill an estimated three additional gross horizontal wells on our acreage for the remainder of 2014. We expect that we will need approximately $40 million to fund our operations during the next twelve months (which we expect to be funded in large part by the Senior Secured Note Facility), which will include minimum annual property lease payments, well expenditures and operating costs and expenses. We do not have a specific acquisition budget since the timing and size of acquisitions cannot be accurately forecasted. We anticipate that while some of these expenditures will be funded by operations, the majority will come from outside funding sources, including the Notes.

However, the amount and timing of these capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned remaining 2014 capital expenditures depending on a variety of factors, including but not limited to raising of outside capital, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners.

Additionally, while some of our capital expenditures will be financed through operations, the majority of these costs will require outside financing.

Critical Accounting Policies

There have been no changes in our critical accounting policies from those disclosed in our Form 20-F for the year ended December 31, 2013.

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Financial Statements and Exhibits.

Exhibit Number	Exhibit Name

101.1	Interactive Data Files

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 24, 2014

ARABELLA EXPLORATION, INC.

By:	/s/ Jason Hoisager
Name:	Jason Hoisager
Title:	Chief Executive Officer

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